VIA FACSIMILE & EDGAR
February 22, 2006
Mr. William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Re: AutoNation, Inc.
Dear Mr. Choi:
The following is the issue summary that was emailed to Andrew Blume of the Staff yesterday.
Issue
How should the floorplan notes payable balances related to acquisitions and divestitures be treated for purposes of purchase price determination and the related presentation in the Statement of Cash Flows?
Background
Typical transaction for acquisition of an automotive retail franchise:
•	Acquire franchise rights, real estate, equipment, all inventories

•	All new vehicle inventory financed with floorplan notes payable

•	Floorplan notes payable secured by each individual new vehicle

•	Buyer assumes the floorplan liability as part of the transaction and indemnifies seller

•	Contract purchase price and cash paid are both net of the floorplan notes payable balance

•	Floorplan lender involved in the closing to ensure secured interest protected and to release liens on the new vehicles

•	Buyer may replace the floorplan notes payable lending source at the closing
๐	New floorplan lender will directly payoff old floorplan lender
•	Even if no change in source, floorplan lender may “refloor” the new vehicles at the closing to ensure security is perfected and to introduce buyer’s terms/rates

Impact on Statement of Cash Flows
Given that the buyer in the transaction assumes the floorplan liability, calculation of purchase price net of the floorplan note payable balance is appropriate. The net acquisition purchase price (or divestiture proceeds) is shown in the Investing section of the Cash Flow Statement.
Any replacement of the floorplan notes payable at the closing is treated as a secondary transaction and is accounted for as such. The payoff of the assumed floorplan liability and the simultaneous inflow from the new floorplan source are both treated as financing cash flow activities and effectively net to zero. The new floorplan payable balance after replacement is considered a “non-trade” floorplan note payable since the funds were not related to the direct purchase of inventory from the vehicle manufacturer, even if the floorplan source is an affiliate of the vehicle manufacturer.

Based on a phone conversation with Mr. Blume this morning, our understanding is that the Staff agrees with the Company’s approach.
If you have any questions, please call me at (954) 769-3145.
Sincerely,
J. Alexander McAllister
Vice President and Corporate Controller (Principal Accounting Officer)

cc:	Andrew Blume, SEC
Michael J. Jackson, Chairman and Chief Executive Officer, AutoNation, Inc.
Craig T. Monaghan, Executive Vice President and Chief Financial Officer, AutoNation, Inc.
Jonathan P. Ferrando, Executive Vice President, General Counsel and Secretary, AutoNation, Inc.
Phillip R. Smith, KPMG LLP
Jonathan Awner, Esq., Akerman Senterfitt

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